UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES ACT OF 1934
(AMENDMENT NO. 4)(1)

Command Security Corporation

(Name of Issuer)

Common Stock, $.0001 par value

 (Title of Class of Securities)

20050L100

 (CUSIP Number)

Jay A. Wolf
c/o Trinad Capital Master Fund, Ltd.
2121 Avenue of the Stars, Suite 2550
Los Angeles, California 90067
(310) 601-2500
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

September 12, 2007

 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13(d)-1(f) or 240.13(d)-1(g), check the following box. [ ]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 20050L100
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Trinad Capital Master Fund, Ltd. 98-0447604
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)X (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 2,639,078
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 2,639,078
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,639,078
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.5%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 20050L100
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Trinad Management, LLC 20-0591302
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)X (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 2,639,078
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 2,639,078
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,639,078
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.5%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 20050L100
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Trinad Capital LP 20-0593276
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)X (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 2,216,825
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 2,216,825
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,216,825
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.6%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 20050L100
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Trinad Advisors II, LLC 20-8107048
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)X (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 2,216,825
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 2,216,825
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,216,825
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.6%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 20050L100
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Robert S. Ellin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)X (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 2,639,078
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 2,639,078
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,639,078
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.5%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 20050L100
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Jay A. Wolf
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)X (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 2,639,078
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 2,639,078
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,639,078
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.5%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 20050L100

This Amendment No. 4 to Schedule 13D ("Amendment") is being filed to amend and supplement the Schedule 13D filed with the Securities and Exchange Commission (“SEC”) on September 15, 2004; as amended by Amendment No. 1 filed with the SEC on December 22, 2004; as amended by Amendment No. 2 filed with the SEC on January 18, 2005; and as amended by Amendment No. 3 filed with the SEC on August 27, 2007 (collectively, the "Schedule 13D"). Defined terms used in this Amendment shall have the meanings given them in Schedule 13D.

Item 3 is hereby supplemented with the following:

Item 3. Source and Amount of Funds or Other Consideration.

Since the date of its most recent Schedule 13D filing, Trinad Capital Master Fund, Ltd. used its working capital to purchase 206,388 shares of Common Stock on the open market.

Item 5 is hereby amended in its entirety to read follows:

Item 5. Interest in Securities of the Issuer.

(a)  The percentages herein were calculated based on the 10,752,216 shares of the Issuer's common stock, $0.0001 par value, reported by the Issuer to be issued and outstanding as of August 9, 2007 in the Issuer’s latest 10-Q filed with the Securities and Exchange Commission on August 14, 2007.

Unless otherwise indicated, as of the date hereof,

Trinad Capital Master Fund, Ltd. is the beneficial owner of 2,639,078 shares of the Common Stock, representing approximately 24.5% of the Common Stock of the Issuer.

Trinad Management, LLC (as the manager of Trinad Capital Master Fund, Ltd. and Trinad Capital LP) and Robert S. Ellin, the managing director of and portfolio manager for Trinad Management, LLC and the managing director of Trinad Advisors II LLC and Jay A. Wolf a managing director of and portfolio manager for Trinad Management, LLC are deemed to have direct or indirect beneficial ownership of 2,639,078 shares of the Common Stock held by Trinad Capital Master Fund, Ltd. representing approximately 24.5% of the Common Stock of the Issuer.

Trinad Capital LP (as the owner of 84% of the shares of Trinad Capital Master Fund, Ltd. as of August 31, 2007,) and Trinad Advisors II, LLC (as the general partner of Trinad Capital LP), may each be deemed the beneficial owner of 84% of the shares or 2,216,825 of the shares of Common Stock held by Trinad Capital Master Fund, Ltd., representing 20.6% of the Common Stock of the Issuer.

Each of Trinad Management, LLC and Trinad Advisors II, LLC disclaim beneficial ownership of the shares of Common Stock directly and beneficially owned by Trinad Capital Master Fund, Ltd.

Each of Robert S. Ellin and Jay A. Wolf disclaim beneficial ownership of the shares of Common Stock directly and beneficially owned by Trinad Capital Master Fund, Ltd. except to the extent of their respective pecuniary interests therein.

(b) Trinad Management, LLC, Robert S. Ellin and Jay A. Wolf share the power to direct the vote and disposition of the 2,639,078 shares of Common Stock held by Trinad Capital Master Fund, Ltd.

(c) Set forth below are the acquisitions made by Trinad Capital Master Fund, Ltd. in the last 60 days.

Date	Shares Acquired	Cost per Share
8/15/2007	75,000	$3.15
8/27/2007	141,388	$3.0964
9/12/2007	65,000	$3.25

(d) Not applicable.

(e) Not applicable.

Item 7. Material to be Filed as Exhibits.

The following exhibit is filed as part of this 13D:

Exhibit A Joint Filing Agreement, dated as of September 13, 2007.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TRINAD CAPITAL MASTER FUND, LTD. a Cayman Islands exempted company		TRINAD MANAGEMENT, LLC a Delaware limited liability company

By:	/s/ Robert S. Ellin	By:	/s/ Robert S. Ellin
	Robert S. Ellin, Director		Robert S. Ellin, Managing Member

Date: September 13, 2007		Date: September 13, 2007

TRINAD CAPITAL LPa Delaware limited partnership

By: TRINAD ADVISORS II, LLC a Delaware limited liability company As its General Partner		TRINAD ADVISORS II, LLC a Delaware limited liability company

By:	/s/ Robert S. Ellin	By:	/s/ Robert S. Ellin
	Robert S. Ellin, Managing Member		Robert S. Ellin, Managing Member

Date: September 13, 2007		Date: September 13, 2007

By:	/s/ Robert S. Ellin	By:	/s/ Jay A. Wolf
	Robert S. Ellin, an individual		Jay A. Wolf, an individual

Date: September 13, 2007		Date: September 13, 2007

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

EXHIBIT B
JOINT FILING AGREEMENT
PURSUANT TO RULE 13D-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

TRINAD CAPITAL MASTER FUND, LTD. a Cayman Islands exempted company		TRINAD MANAGEMENT, LLC a Delaware limited liability company

By:	/s/ Robert S. Ellin Robert S. Ellin, Director	By:	/s/ Robert S. Ellin Robert S. Ellin, Managing Member

Date: September 13, 2007		Date: September 13, 2007

TRINAD CAPITAL LP a Delaware limited partnership

By: TRINAD ADVISORS II, LLC a Delaware limited liability company As its General Partner		TRINAD ADVISORS II, LLC a Delaware limited liability company

By:	/s/ Robert S. Ellin Robert S. Ellin, Managing Member	By:	/s/ Robert S. Ellin Robert S. Ellin, Managing Member

Date: September 13, 2007		Date: September 13, 2007

By:	/s/ Robert S. Ellin Robert S. Ellin, an individual	By:	/s/ Jay A. Wolf Jay A. Wolf, an individual

Date: September 13, 2007		Date: September 13, 2007